
9:41
THE BLOCKCHAIN EXPERIENCE WITH META-DAVID
HELLO! GM GM!
The Blockchain Experience
Media3 Labs LLC
In this conversation, meta-david interviews Sandy Carter from Unstoppable Domains. They discuss the benefits of Web3 and the features of Unstoppable Domains, such as easy domain ownership and digital identity. Sandy emphasizes the import...

INVEST IN **SCOOP3**

Fall in love with a next-generation onchain podcast player poised to lead an $11 billion industry

media3labs.com New York, NY

Technology | Blockchain & Web3 | B2C | Mobile Apps | Subscription

Highlights

1. Scoop3 is an onchain podcast player built by Feedspot's #1 ranked blockchain influencer.

3   Patent-pending technology simplifies the tokenization of media on the blockchain.

4   Scoop3 makes the listening experience exciting by gamifying listening to supported episodes.

5   Podcasters benefit from concrete analytics supporting increased monetization & audience activation.

6   464M podcast listeners and 5M podcasts globally in 2022 representing $11.1 billion in TAM.

7   The podcasting industry is expected to have a CAGR of 27.6% from 2023-2030.

8   Ecosystem partners include Coinbase, Brave, Unstoppable Domains, Riverside, and Rainbow.

Featured Investor



Ryan Anderson

Invested $10,000 ⓘ

Follow

"Media3 Labs is bringing something unique to podcasting and broadening the reach of what is currently possible for analytics. Having spent a bulk of my web2 career in the data analytics space, I feel like this new medium is poised for disruption. Having known David personally for a long time and having respect for his first hand knowledge of the space, it was an easy decision for me to want to be involved. Creating a way for podcasters and listeners to tighten and expand their relationship is exciting to me. Looking forward to seeing how this grows."



David Kermaani Founder/CEO

David led teams at HP and Samsung. He's an MBA whose professional experience includes product, business development, and sales. David is best known as the host of The Blockchain Experience, a top Web3 podcast.



Sanket Jayani Product Lead

Sanket has managed teams of 20+ IT professionals for over 10 years. Over the course of his career, he has lead the launch of over a dozen applications.



Yash Babariya Sr. iOS Engineer

Experienced Senior iOS Engineer guiding teams through challenging projects with finesse.



Ujash Patel Sr. Android Engineer

Sr. Android Engineer showcasing leadership, technical prowess, and ability to handle large-scale projects.

Scoop3 will disrupt the growing podcasting industry using onchain Web3 technology, just the same way YouTube did with Web2 technology. 🎯

Scoop3 is poised to lead an **$11 billion market** expected to **grow over an average of 25% each year through 2032** by bringing listeners closer to their favorite podcasters and each other.

According to Podchaser, 78% of podcasters are unhappy with the **quality of their analytics.** Because of the nature of RSS feeds, the analytics the podcast hosting sites provide are **estimates** of how many subscribers they have, how many unique listens each episode has, and their demographics such as gender and where they live. There are third-party sources that extrapolate data from multiple points, but they are not only estimates, they are also **very expensive.** This is an issue for the podcaster because PR agencies representing guests and brand sponsors are relying on third party signals which are not accurately indicative of listenership. This results in lower revenue for the podcast, significant barriers in securing top-tier guests, and a frustrating experience for emerging podcasters.

Podchaser also cites **82% of podcast listeners want a closer connection to their favorite podcasters.** This makes sense because Edison Research found the average podcast listener spends 6 hours and 39 minutes a week on podcasts. Compare that to how much time you spend each week with your friends. Indeed, listeners tend to think of their favorite podcasters as friends. Unless a listener relentlessly pursues the podcaster via social media (creepy much?), **the podcaster may not even know the fan exists.**

Scoop3 is the **fun** podcast player. 🏖️
And podcasters will **love** us too. 🥰

Meet Your New Podcast Player: Scoop3

A Web3 podcast player that automatically gives the listener loyalty badges for listening to supported podcast episodes.

the Internet, cryptocurrency is only one part of blockchain technology, and Scoop3 is **not** a cryptocurrency app.

Blockchain is powering Scoop3 for its superior data capabilities and interoperability.

Here's the kicker: **all that blockchain stuff is happening under-the-hood**. You don't have to be techno-savvy to use it!


9:41
Scoop3
Listener
Gamified listening experience for listening to supported episodes
Recognition and rewarded by podcaster for loyalty
Connect with other fans of the podcast (loyalty badges holders)
Podcaster
Strong analytics based on loyalty badge ownership
Better sponsorship deals because of precise target marketing
Dope integrations built on blockchain's interoperability

How Do You Know the Blockchain Will Solve This Problem?

Because we've already done it ourselves, and it worked.




EXPERIENCE
WITH META-DAVID
HELLO!
GM GM!

During 2023, The Blockchain Experience podcast dropped every episode as a collectible loyalty badge (in addition to being on Apple, Spotify, etc.) where the founder would recognize each listener he could identify with shoutouts at the end of the following episode. The response was overwhelming even though it was a friction-filled process where listeners had to be crypto-savvy, visit a third-party website, have an Ethereum wallet, a credit card on-file, and go through a minting process. Despite these hurdles, each episode would result in over an average of ~200+ episodes dispensed!

Just imagine these barriers did not exist, and the loyalty badges were dispensed natively through podcast player without the listener having to be crypto-savvy. With it all happening all under-the-hood, just the same way you flip on a light switch without being an electrician.

... ..., ... rear. We have a patent-pending design that makes it super simple!



We have a patent-pending technology for tokenizing media that sets us apart. 📜

The Opportunity: More People Are Listening to Podcasts!

TAM

Total Available Market
$11.1B Global Market Size, 2023

SAM

Serviceable Available Market
$3.9B US Market Size, 2023

SOM

Serviceable Obtainable Market
$635M US Market Size in Tech & Culture

The podcast industry is forecasted to have a CAGR of 27.6%.

Assumption: $1.99/mo subscription fee
Usage numbers and CAGR are from market.us through 2030
All forecasts are forward-looking and not guaranteed

Competition

Scoop3 is NOT in direct competition with Apple, Spotify, or similar podcast players. Nor are we in competition with Patreon.

discontinue their podcast player today, and it would not have a material impact on their profitability.

❌ **Spotify**: Their focus is on signing exclusive content creators. The podcast playing experience has changed very little since its inception. Lastly, their podcast focus is diluted by their presence in the music business.

❌ **Virtually all podcast players**: Their aim is a one-way pipeline from creator to you, the listener.

Scoop3 is a **four-way pipeline:** we connect you back upstream to the podcaster, and to other listeners (two-way horizontal) to support true community formation by leveraging the power of the blockchain.

❌ **Patreon**: Patreon is perhaps our closest competitor, and one can argue they have a four-way pipeline as well. Here's the thing: there are about 15,800 podcast creators registered on Patreon. According to Amplifi, there are 720,000 active podcasts (10+ leaving a 97% void.

So why are so many podcasts, including The Blockchain Experience, not on Patreon? Patreon excels at direct monetization from listeners, but many podcasts do not want to directly solicit from their audience. They want to focus on making great content and monetize through sponsorships or adding leads to the top of a sales funnel where the podcaster is a subject matter expert selling a service. This is a massive target market that is underserved.

Here's another thing that sets Scoop3 apart: Web3 technology's decentralized nature. We have a great initial ecosystem Scoop3 works with, but in the spirit of Web3, we absolutely encourage anyone and everyone to come in and build something on top of it.

The Internet is everywhere today.
The blockchain will be everywhere tomorrow

How Do We Make Money?



Our business model comprises of 2-sides where we serve both podcasters and listeners. Our initial focus will be growth, but here's what we're thinking when it comes to monetization:

patent-pending technology ensuring the podcaster does not need to change their workflow means there is no downside or burdens placed on the podcaster for joining Scoop3.

For the podcast listener, there will be 3 tiers:

- Free to use as a Web2 podcast player (no loyalty badges)
- Gold: Small one-time fee (TBD) and ad-driven
- Platinum: Small one-time fee (same as Gold) and monthly fee to remove ads

How will the podcast listeners know about Scoop3 and why will they pay to have it? Because **the podcasters will be evangelizing it on their podcasts and leveraging its loyalty badge system** which brings benefits to both the podcasters and listeners. That's the secret sauce!

Shhh, don't tell anyone! 🤫

How it Works

Podcaster provides RSS feed for their podcast to be on Scoop3 (one-time)
Podcast fan listens to podcast episodes released by podcaster
Listener receives loyalty badge (email or
THE BLOCKCHAIN EXPERIENCE WITH META-DAVID
HELLO! GM GM!







Podcaster can see who the badge holders are and recognize/reward


Entire podcast has been listened
Play Next

Summary:

- Listener gets a gamified listening experience where they can collect badges and get perks such as shoutouts from the podcaster recognizing their loyalty, discounts/free merchandise, VIP access to in-person events, or anything else the podcaster opts to do. The possibilities are endless.
- Podcaster gets reliable and precise analytics on media consumption which is logged & immutable on the blockchain. Because it is more precise, it can be leveraged for more lucrative sponsorship deals and/or leads for a marketing funnel. Web3's decentralized nature also allows for a limitless number of integrations to be built.

We're launching an ecosystem with some amazing partners!


What Do Loyalty Badges Do?
BASE
unstoppable domains
Collab.Land
Backed by Coinbase and onboarding the next billion users on the blockchain.
Own your identity in the digital world.
Original full-service community management tool curating membership based on tokens.
brave
RIVERSIDE
rainbow

What can these partners offer?

- Dedicated Discord server or Telegram channel just for listeners

- Shopify integration so listeners can get discounted/free merchandise/goods/services

- Intimate virtual calls exclusively for listeners

- A one-stop gallery where you can scroll and look through the badges you have accumulated

- A Web3 identity (think of it as almost like your Web3 social media account but more)

- And more!

We're raising to become the #1 Web3 podcast player in the world. And the coolest. 🤙 And the most fun. 🎉

Your Investment

You are investing to help onboard the masses onchain in a meaningful & frictionless way and to fast forward the media industry.



• **Scale** to onboard podcasters → bring


The Blockchain Experience
Media3 Labs LLC
15:20
22:45
The Blockchain Experience
Episode 1
loyalty badges
• Add features to improve user experience within the app

Forward-looking projections cannot be guaranteed.